Filed by Florida Public Utilities Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed as Definitive Additional Material

filed Pursuant to Rule 14a-6(j)

under the Securities Exchange Act of 1934

Subject Company: Florida Public Utilities Company

Commission File No.: 001-10608

The following quotations by executives of Florida Public Utilities Company (the “Company”) have appeared in recent newspaper articles and reflect the opinions, beliefs or expectations of the individuals quoted in such articles. Shareholders are encouraged to read the Company’s joint prospectus/proxy statement and other publicly filed documents, which contain important disclosures about the proposed merger with Chesapeake Utilities Corporation (“Chesapeake”). Information on how to obtain a copy of these materials is available below under “Additional Information and Where to Find It.”

On September 25, 2009, the Palm Beach Post published an article entitled “Potential suitor opposes deal,” by Susan Salisbury. George Bachman, the Company’s Chief Financial Officer, Treasurer and Secretary, was quoted as follows:

“The company wanted to make a strategic merger for the benefit of our shareholders. That was the ultimate goal. It was not to make a quick sale and a quick buck. We considered several alternatives.”

“If [Florida Public Utilities’ stock were worth more than the merger consideration], I believe we would be getting other offers.”

On October 20, 2009, the Palm Beach Post published an article entitled “Florida Public Utilities merger vote on Thursday,” by Susan Salisbury. George Bachman, the Company’s Chief Financial Officer, Treasurer and Secretary, was quoted as follows:

“[After the merger,] [s]ome employees may not have anything to do. There could possibly be some layoffs. It is undetermined at this time.”

“There are no plans that we will stop service [of selling, installing and maintaining gas fireplaces, pool heaters, water heaters, grills, household appliances and accessories]. It gets down to profitability, like anything else.”

IMPORTANT INFORMATION:

Additional Information and Where to Find It

In connection with the proposed merger, Chesapeake Utilities Corporation (“Chesapeake”) has filed a registration statement on Form S-4 (Registration No. 333-160795) with the SEC, containing a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus of Chesapeake, which was declared effective on September 10, 2009. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors are able to obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC's website. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s website at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ website at www.fpuc.com/about_us/invest.asp.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials filed with the SEC regarding the proposed merger. You may obtain free copies of these documents as described above.